Dave Larson
President & CEO
The Small Business Company
1380 Willow St.
San Diego, CA 92106

June 9, 2009

Dear Dave,

I wish to resign as secretary and as an officer of the company effective immediately.

However, I would like to continue providing services as an independent consultant and coach to The Small Business Company.

I look forward to a successful relationship with you and the company in the future.

Thank you for the opportunity to serve over the past few years.

Cordially,

Terry Ostrowiak
11146 Whispering Heights Lane
San Diego CA. 92121
Email: Terry@QLCat.com